SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ------------

                               SCHEDULE TO/A
                               (RULE 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (AMENDMENT NO. 2)


                             IFR SYSTEMS, INC.
                     (Name of Subject Company (issuer))

                          TESTCO ACQUISITION CORP.
                        a wholly owned subsidiary of
                           AEROFLEX INCORPORATED
                    (Names of Filing Persons (offerors))

                                ------------

                   Common Stock, Par Value $.01 Per Share
         (Including the Associated Rights to Purchase Common Stock)
                       (Title of Class of Securities)

                                ------------

                                 449507102
                   (CUSIP Number of Class of Securities)

                               Michael Gorin
                                 President
                           Aeroflex Incorporated
                           35 South Service Road
                            Plainview, NY 11803
                         Telephone: (516) 694-6700
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                                       Copy to:

Blaine V. Fogg, Esq.                               Nancy D. Lieberman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP           Blau, Kramer, Wactlar & Lieberman, P.C.
Four Times Square                                  100 Jericho Quadrangle
New York, NY 10036                                 Jericho, NY 11753
Telephone: 212-735-3000                            Telephone: 516-822-4820

                         CALCULATION OF FILING FEE
==============================================================================
     Transaction Valuation*                           Amount Of Filing Fee**
         $11,189,550                                        $1,029


* Estimated for the purpose of calculating the filing fee only. The filing fee was determined assuming the purchase of all outstanding shares of common stock, par value $.01 per share of IFR Systems, Inc. (including the associated rights to purchase common stock, the "Shares") and the cash out of all outstanding options to purchase Shares, based upon the sum of (a) the product obtained by multiplying
     (x) 8,282,009 (the aggregate number of Shares outstanding) and (y) the offer price of $1.35 per Share, and (b) the product obtained by multiplying (x) 25,000 (the aggregate number of outstanding options to purchase Shares with an exercise price less than the offer price of $1.35 per Share) and (y) the difference between $1.35 per Share and the exercise price per Share of each option to purchase Shares with an exercise price less than $1.35 per Share.

** The filing fee was paid on April 19, 2002. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                 Form or Registration No.: N/A
     Filing party: N/A                           Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





         This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 19, 2002 and amended and supplemented by Amendment No. 1 thereto dated April 22, 2002, relates to the offer by Testco Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), to purchase all of the outstanding shares of common stock (including the associated rights to purchase common stock, the "Shares") of IFR Systems, Inc., a Delaware corporation (the "Company"), at a price of $1.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which together constitute the "Offer"), previously filed as exhibits (a)(1) and (a)(2), respectively, the Schedule TO.

Item 11.      Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

         There was a typographical error in the Offer materials for the toll-free 800 telephone number of MacKenzie Partners, Inc., the information agent for the Offer. The correct telephone number is (800) 322-2885. Attached hereto is the text of a postcard that was sent to holders of Shares.

Item 12.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(10)  Postcard sent to holders of Shares on April 29, 2002.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 TESTCO ACQUISITION CORP.


                                                 By:  /s/ Charles Badlato
                                                      ----------------------
                                                 Name: Charles Badlato
                                                 Title: Treasurer


                                                 AEROFLEX INCORPORATED


                                                 By:  /s/ Charles Badlato
                                                      ----------------------
                                                 Name:  Charles Badlato
                                                 Title: Treasurer


Dated: April 29, 2002


                               EXHIBIT INDEX


(a)(10)  Postcard sent to holders of Shares on April 29, 2002.